U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

DeFeo                                Ronald              M.
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   (Last)                           (First)             (Middle)

500 Post Road East, Suite 320
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                                    (Street)

Westport                                CT              06880
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


Terex Corporation - (TEX)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year


3/13/03
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

Chief Executive Officer, President and Chairman of the Board
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7.   Individual or Joint/Group Filing (Check applicable line)

     [x]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                    3.           Disposed of (D)                 Beneficially   Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Owned follow-  Direct    Nature of
                                      2.            Code         ------------------------------- ing Reported   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             Transaction    Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common stock, par value $.01           3/13/03        A              75,000(1)    A     (1)       472,033(2)     D
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                                                                                                    2,744(2)     I        401(k)plan
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                                                                                                          Deriv-    Form
                    2.                                                                                    ative     of
                    Conver-                    5.                              7.                         Secur-    Deriv-   11.
                    sion                       Number of                       Title and Amount           ities     ative    Nature
                    or                         Derivative    6.                of Underlying     8.       Bene-     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    ficially ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       Owned     Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Following (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    Reported  In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   Trans-    direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      action    (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date      Title    Shares  5)       4)        4)       4)
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
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Employee Stock Option
Right to Buy (3)              3/13/03  A        50,000       3/13/04  3/13/13   Common    50,000  11.17    50,000    D
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
Explanation of Responses:
(1) Granted pursuant to the Company's Long-Term Incentive Plan. This grant shall vest as follows: (1) 50,000 shares shall vest immediately if at any time before March 13, 2008, the closing stock price of the Company reflects a 100% increase over the March 12, 2003 closing price and (2) 25,000 shares shall vest immediately if at any time before March 13, 2008, the closing stock price of the Company reflects a 125% increase over the March 12, 2003 closing price. Should these events not occur by March 13, 2008, the award shall expire without vesting.
(2)  Number of shares beneficially owned as of March 13, 2003.
(3) Options awarded pursuant to the Company's Long-Term Incentive Plan with the awards vesting in equal portions over a four-year period beginning March 13, 2004.



/s/ Ronald M. DeFeo                                          03/13/03
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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